Exhibit 99.1

Columbus McKinnon-Magnetek Acquisition Investor Teleconference Transcript

July 27, 2015

Operator: It is now my pleasure to introduce your host Deb Pawlowski, Investor Relations for Columbus McKinnon. Please go ahead.

Deborah K. Pawlowski: Thank you, Kevin, and good morning, everyone. Welcome to our call today. We certainly appreciate your time and interest in Columbus McKinnon and Magnetek. On the call here, I have with me Tim Tevens, our President and CEO; Greg Rustowicz, our CFO; and also joining us is Peter McCormick, President and CEO of Magnetek; and Marty Schwenner, Vice President and CFO of Magnetek.

They’re going to go through the slide deck that you should have available, and if not, you can find it at our website, www.cmworks.com.

Let me start by pointing you to slide three please, any statements made concerning the proposed transaction between Columbus McKinnon and Magnetek, the expected timetable for completing the transaction, the successful integration of the business, the benefits of the transaction, future revenue and earnings and any other statements that are not purely historical fact are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from where they are today. So, these risks and uncertainties and other factors are provided both in the release, in this slide deck, as well as with other documents filed with the Securities and Exchange Commission. These documents can be found on our website or at www.sec.gov.

With that, let me turn it over to Tim to begin.

Timothy T. Tevens: Thanks, Deb. I feel so much better that you covered that. First of all, thanks, everyone, for dialing in this morning. We appreciate your time. We have a great announcement to share with you and really want to begin to provide some details and our thinking around this. First of all, Columbus McKinnon, as you know, is a 140-year-old manufacturer of industrial lifts and hoists, and Magnetek has a wonderful history of supporting that industry.

I’ve always looked at Magnetek and Columbus McKinnon with an eye toward our common cultures. I always sensed that culturally, we’re very much aligned around satisfying the customer. We’re very much aligned around products and the quality of the products, because at the end of the day – and you’ll see this on page five of the deck – it’s all about safe lifting and positioning of things that weigh a lot. And if you don’t do that in a safe way, obviously, people get injured and hurt.

And in addition to that, the concept of productivity comes into play and is incredibly important for any industry, and as you know we service many industries around the world. Magnetek brings to Columbus McKinnon an element of control and drive systems that help us in these two specific areas of safe and productive working and lifting of loads.

Let me spend a little more time on that. I mentioned the culture and the superior customer satisfaction which we’re geared toward servicing our customers, and have worked hard at. Pete and his team here at Magnetek have done the same thing over the years and have a wonderful reputation in the industry, which we think makes for a fabulous combination with Columbus McKinnon.

In addition to that, as you know, we’ve been investing in our global expansion which we’ll talk about the benefits to Magnetek in that regard. We’ll also talk about product development in some key vertical markets where we think the combination of the two companies would really be helpful in this growth area, and then operational excellence where we have to have the highest quality products and the most efficient and lean operations that we can have around the world.

And of course, as you know, we’ve been looking at acquisitions. We’ve made two in the last year or so, the Unified acquisition and STB. Unified makes the light rail systems out of Michigan, servicing the automotive market. And then STB makes large rigging hooks out of Germany which we’re bringing to the rest of the world as well. And this will feel similar to those acquisitions too, just a little bit bigger.

So, let me get into the details on slide six. This acquisition tees up perfectly with our growth strategy. We’re combining America’s largest supplier of digital power control systems for cranes and hoists and the leading global hoist manufacturer. And with the combination, I think, it is a fabulous fit in the marketplace. I’m looking forward to actually innovating beyond that to create something very unique in our lifting industry.

The acquisition does accelerate our plan to achieve the targeted $1 billion in revenue which is our long range internal plan. It’s very complementary. The way I look at it is the mechanical aspects of Columbus McKinnon’s hoist and the controls which are the brains, as we say here, the brain and brawn, aspect of the systems that Magnetek brings should be a very interesting combination for us going forward.

Smart power capabilities along with the mechanical lifting and positioning, we think, is a winning proposition in the marketplace. We also expect the product development activities between our two companies to be aligned- which will create something very innovative in the lifting world. It is a strong strategic and cultural fit, as I mentioned earlier. The cultural fit is unbelievable to me actually. I’ve known Pete for a lot of years and we’ve spent a lot of time thinking about this combination.

And as I look at the Magnetek operations, its business, its customers, its markets, its people, its focus on all of those important things that make the company work, it is very much aligned with Columbus McKinnon and how we think about business. I think it’s hand in glove from that standpoint. We do both have a commitment to quality, service and superior customer satisfaction, focusing on a detailed customer intimacy as a strategic advantage in the marketplace.

On page seven, for the Columbus McKinnon shareholders and analysts, it may be helpful for you to get a sense of Magnetek. Looking at March 31, 2015, trailing 12 months data, they are about $112 million in revenue, have adjusted operating income of $12.4 million or 11% of sales, and EBITDA of $13.2 million or 11.8%. The little chart on the right should be very telling to you. Almost three-quarters of Magnetek’s 2014 revenue was in this material handling world that we also live in, which is cranes and hoists.

They are America’s largest supplier of digital power control systems for cranes and hoists. They have a leading and strong position in radio controls, which is very interesting for us. We think that this is the direction of the future for lifting loads, as it gives you distance from the operator to the load itself, which is very interesting from a safety standpoint. They are the world’s leading independent designer of digital motion-control systems for elevators as well. That’s the 21% elevator business that Magnetek has today for elevators in towers, typically, office building tower elevators.

They also serve the sub-surface mining industry and have a new generation of digital drive systems for that, and that is the 5% slice of the pie. As you might imagine, the mining business is, I’ll say, down quite a bit from its normal peak and normal operating levels, but at some time, that’s going to obviously rebound for everyone. Magnetek was founded in 1984 with about 340 employees. Their ticker is MAG. I’m sitting here with Pete and Marty in Menomonee Falls, Wisconsin. We just had an all employee meeting as well.

Turning to page eight, so we think looking to the future to create value is really a stronger value proposition. Both companies together, I think, are much stronger than being independent by blending strong brand names. The Magnetek name is well known in the industry for safe electronic controls. And, of course, the Columbus McKinnon name is known very well under the strong mechanical aspects, so the combination makes a lot of sense.

We will have better complete solutions to some key verticals that we’re both focused on, including mining, automotive and construction to name a few. And I think it does improve safety aspects of the lift with wireless controls. We do see revenue synergies from the combination of the two companies.

First of all, it’s a larger addressable market for both of us together. We would expect to take the Magnetek products through the global Columbus McKinnon sales force. As many of you know, we have a pretty strong international presence in Europe, Latin America and a growing one in Asia. We think with the right innovation and systems and products in those parts of the world, that we could help Magnetek growth in those areas where maybe they have been challenged to grow in before.

On the other side of the fence, we would be able to bring their smart power solutions to our key vertical markets that we sell into that are critical for us, including automotive, construction, manufacturing and entertainment.

There will be some cost synergies as well, and Greg will touch on those in a moment. Of course, Magnetek’s a small public company so those costs could be removed and there are some administrative costs. And we do expect some manufacturing and sourcing synergies as buying together for electronic components makes a lot of sense, and we think there’s some savings there. Columbus McKinnon does do some assembly of electronic control panels and devices that might make sense to bring into the Magnetek business. Those will be spelled out here in a moment by Greg.

Greg, if you want to pick up on slide nine?

Gregory P. Rustowicz: Sure. Thanks, Tim. I will now cover some of the transaction highlights. The cost of the acquisition is estimated at $188.9 million, and that’s based on a $50 share price times the estimated number of shares that will be outstanding at closing, which includes options and restricted stock that will vest because of the transaction.

This represents a 55% premium to Friday’s closing price for Magnetek shareholders. The price represents a multiple of 8.9 times the first full year adjusted EBITDA, which will be Columbus McKinnon’s fiscal 2017 year. Assuming $5 million of cost synergies and taking into account the present value of the net operating loss carryforwards that Magnetek has that Columbus McKinnon will be able to use.

This is an all cash deal that will be financed with cash on hand and committed financing. To give you a sense of how the combined companies will look after the combination, we have calculated pro forma revenue and adjusted EBITDA as of March 2015. The combined company would have $690 million of revenue and $85 million of adjusted EBITDA. Slide 12 has the details of this calculation.

We do expect cost synergies of $5 million, as Tim mentioned, in the first full year. These represent public company costs, administrative costs, manufacturing savings, and sourcing savings that Tim mentioned as well. The EPS impact is expected to be approximately $0.40 per share accretive in fiscal 2017, excluding purchase accounting adjustments. The transaction is expected to close by September 30 after the termination of the waiting period under the Hart-Scott-Rodino Act.

Moving on to the next slide, we have shown a Sources & Uses table and a Pro Forma Capitalization table. We will fund the purchase price, and Columbus McKinnon estimated expenses with cash on hand and revolver borrowings, including a new incremental revolver facility in the amount of $75 million. This will represent inexpensive financing for us at the same rates as our current revolver. We will have ample liquidity, estimated at $95 million, after the closing of this transaction.

Our debt to total capital will be approximately 53.4% on a pro forma basis after the transaction, which is in line with the maximum we would flex to for the right acquisition, and we believe this is the right acquisition. And finally, we do expect to utilize our free cash flow to de-lever very quickly, as both companies generate substantial free cash flow.

I’ll turn it back over to Tim now.

Timothy T. Tevens: Great. Thanks, Greg. That concludes our prepared remarks. Obviously, we have more work to do with the Magnetek team, as well as with some of the regulatory filings that Greg mentioned. These are underway. We won’t close for, let’s say a couple months, perhaps three months or so. It’s hard to guess what that exactly would be, but at this point in time, we’d love to hear any questions from anybody on the line.

Question and Answer Section

Operator: Thank you. At this time, we’ll be conducting a question-and-answer session. [Operator Instructions] Our first question today is coming from Robert Majek from CJS Securities. Please proceed with your question.

Robert Majek; Analyst, CJS Securities, Inc.: Good morning and congratulations on the acquisition.

Timothy T. Tevens: Thanks, Robert.

Robert Majek: First, operationally, can you just talk more about how the drives and controls interact with the hoist systems, and how this helps accelerate some of the initiatives you talked about at the Analyst Day in terms of asset management?

Timothy T. Tevens: Sure. A hoist, by itself, in many times has just contactors in it and has a push-button pendant or something that actually activates the hoist and engages the motor into the gear set to drive the lift. The technology that Magnetek employs, and maybe I’ll just ask Pete to say a few words about that in a moment, but basically, it’s a lot more sophisticated than that. It brings it to new levels.

A couple things come to my mind. From an energy efficiency standpoint, one of the things that Magnetek has developed is where they can significantly reduce the power required to perform a lift, that would be one area. There’s another area where there’s collision avoidance systems that they have created that basically would stop a crane, believe it or not, from running into a wall or things of that nature. It also has anti-sway capabilities where you have a heavy load and you’re lifting and the crane stops, suddenly the load might have a tendency to swing. They have sensing technologies that allow that to slow down and stop the sway, which is an unsafe lift.

Those technologies are just some examples of other ones that we would combine into our mechanical capabilities to sell more broadly into the market. Magnetek has a wonderful presence in North America and sells to a lot of the same customers that we sell to, Bob. And then we would expect to also take this knowledge and know-how and bring it to the rest of the world.

Maybe, Pete, you want to spend just a second and talk about more capabilities.

Peter M. McCormick; President, Chief Executive Officer, and Director, Magnetek, Inc.: Sure. Good morning, Robert. This is Pete McCormick. Specific to your question of what the drive does, what a drive does in really simple terms is that it controls the motor. It controls the speed of the motor, the direction the motors spin, and the torque of the motor. Being applied into the cranes what it does is it provides a much more precise control of the crane’s system.

In more general terms, and I’m sure as you have time, you’d be able to look into Magnetek and what Magnetek offers, probably the best way to describe what we provide into the crane industry is we really provide a bundled solution to where we provide the drives, braking systems, electrification, radio controls and motors. So, we provide the complete solution that goes on to an overhead crane. And really a big part of the value is this – our knowledge of the crane – how to control a crane and be able to provide that bundled solution to control that crane.

Robert Majek: Okay. Great. On the purchase price, ex synergies and NOLs, it looks like the company did $16 million in fiscal 2014. If I add $5 million of synergies, I get a base of $21 million on last year, at 9 times that would be the full valuation. So, by adding in the present value of NOLs, are you indicating you expect results to be down this year?

Deborah K. Pawlowski: Greg, do you want to take that one?

Gregory P. Rustowicz: Yes. No, we do not expect results to be down on a year-over-year basis. Perhaps we can review your calculation offline and I can maybe understand a little bit better how you’re coming up with that.

Robert Majek: Sure. That would be great. And then I just have one more question on the pension. Magnetek did a great job over the past five years of reducing the pension liability. Any plan to fully fund it and at some point to get it off the balance sheet, similar to what you did with your own pension plan a few years ago?

Gregory P. Rustowicz: Well, their plan – I’ll let Marty speak to this as well, but their plan is frozen, and with an increase in interest rates, we would expect the plan to become closer to being fully funded. But currently, they’ve done a great job, as you mentioned, of bringing down the liability on the pension and it’s in pretty good shape. Marty, any comments from your side?

Marty J. Schwenner; Vice President and Chief Financial Officer, Magnetek, Inc.: Sure, Greg. We have had a pretty active strategy to reduce our pension liability over the past several years. I think the way we’ve looked at it is it’s presented an opportunity for us to not only demonstrate our commitment to our former employees, but also an opportunity to increase the value of the company as we convert that part of the liability to equity value and that is, in fact, what’s happened.

In terms of annuitization, the way that Magnetek has thought about it, given the continuing low interest rate environment, is that it probably doesn’t make sense to do it at this point in time because the premium that you might pay is a little bit too high. And our own view is that the bias going forward would be toward higher rates which would then lower, ultimately, the cost of annuitization.

We’ll work closely with the Columbus McKinnon people to give them our thoughts on that and come up with some strategies to keep driving that number lower and improving the health of the plan and improving the prospects for the combined company.

Robert Majek: Okay. Great. Thanks for taking my questions and congrats again.

Timothy T. Tevens: Thank you.

Operator: Thank you. Our next question is coming from Schon Williams from BB&T Capital Markets. Please proceed with your question.

Christopher Schon Williams; Analyst, BB&T Capital Markets: Hi. Good morning.

Timothy T. Tevens: Hi, Schon.

Christopher Schon Williams: I wonder maybe just Peter or Marty, both of you gentlemen have been at the company for quite some time. And when I look at the stock price of the company over the last 20 years and it’s certainly had its ups and downs, I wonder if you could just – maybe just for those that aren’t as familiar with the company, maybe just talk about what are the biggest challenges that this company has faced? Then how do you kind of view that picture maybe changing, now that you’re potentially partnered with Columbus McKinnon?

Peter McCormick: Well, the Magnetek history is long – that’s a much longer story than this conference call. But if we look at the company today, and if you go back in the history, the short answer to that is when the company was founded it grew rapidly through acquisition, got to roughly $1.5 billion in revenue. And then in the 1990s, it had divested many of those companies, and so that’s how we ended up with the pension that you’re looking at being of such size relative to the size of our company today.

So, as we look at the company today, we’re really in the crane and hoist market that we talked about. We’re also very strong in the elevator market from the standpoint of providing AC and DC drive controls into the elevator market. And we are in the underground mining market as well, providing traction control systems for underground mining. We also provide radio control systems, both into the overhead crane market and what we call the mobile hydraulic market. Marty, I don’t know if you wanted to add any comment beyond that.

Marty Schwenner: No. Other than to say that we’re a small public company and that continues to be a challenging environment. I’d say over the past few years, we’ve – for a number of years, in fact, we’ve borne a number of costs related to that aspect of our business from when we were a much larger company to become this smaller company we are today. And we have not really enjoyed a lot of the benefits of being a public company in terms of access to capital markets and so on. So I think being part of a larger company presents us with some good opportunities to not only grow but also to save some money in terms of public company costs for certain.

Christopher Schon Williams: Okay. That’s helpful. And then if I could maybe address just some of the current customers at Magnetek, It looks like Magnetek’s certainly serving some of Columbus’ competitors. What happens to those customers, Tim, do they – are they likely to stay with you guys? Are they likely to exit? Just what are the thoughts there?

Timothy T. Tevens: Sure. Our thinking is that much of Magnetek’s revenue comes from the same crane builder base that comes from where Columbus McKinnon’s revenue is. There obviously is a lot of overlap from that standpoint. There are some competitors of Columbus McKinnon that Magnetek sells to and for the most part, it’s because Magnetek is specified as the primary drive system from an end-user perspective, and we believe that that demand will continue going forward and not diminish.

Christopher Schon Williams: Okay. Thanks. And then maybe just a clarification for me, just so I’m clear, these products would mostly pertain to your industrial crane business, Tim. Would this system also be used on your traditional hoist product or we’re really kind of talking about just the industrial crane business?

Timothy T. Tevens: No. It’s both. Right now, certainly our crane business, the CES business, would utilize and does buy from Magnetek today, for that matter, for control drives on our cranes. But we would expect going forward that the Columbus McKinnon hoist line, our powered hoist line in particular, would take advantage of this new relationship and have drives for the hoists which we sell as well into the marketplace.

Christopher Schon Williams: Okay. That’s helpful, guys. I’ll get back in queue.

Timothy T. Tevens: Thanks.

Thanks.

Operator: Thank you. Our next question today is coming from Mike Shlisky from Global Hunter Securities. Please proceed with your question.

Michael D. Shilsky; Analyst, Global Hunter Securities: Good morning, everybody. Congratulations on the deal.

Timothy T. Tevens: Thank you.

Michael D. Shilsky: I wanted to start off here with asking about your thoughts about taking some of the products from Magnetek to other markets outside the country. Still 10% only comes from international. How soon does that happen, and do you need to get any kind of distribution in other countries that you don’t currently have to get that sold elsewhere?

Timothy T. Tevens: Yes. We would think that we would begin to work on that relatively quickly. Given our European presence, as you know, we have sales offices in many countries across EMEA, and some of their sales today are powered hoists though a lot of them are manual hoists. But we would expect to leverage the presence that we have in these countries and leverage the technology knowledge that Magnetek has and combine the two in Europe. Probably, the bigger opportunities for us, because they don’t sell a lot of digital power control systems just yet, would be in places like Mexico, Brazil and all those countries in Latin America where we do sell a fair amount of powered hoists.

Equal to that would be key vertical market customers that we have. These are end customers that buy our products, our hoisting products as well as our crane systems, where we could provide a global footprint to add the Magnetek products to, to serve them around the world.

So, if you think about heavy OEM and people who manufacture large devices that need a lot of lifting systems or automotive customers that have global needs, the combination of Magnetek plus Columbus McKinnon for these key vertical markets is how we would expect to market them globally.

We do sell a number of powered hoist systems in China today, and our team, having this ability, allows them not to have to source from a third party. We would – and of course as you might imagine, Mike, all of these details need to be worked out and planned out by the business people at a very much more detailed level than I’m just giving you. But I would expect us to begin day one to start thinking about and working on how we would roll Magnetek into our geographic footprint.

Michael D. Shilsky: Got it. Can you give me a sense as to outside the United States, is there a large learning curve for these new products for your people, or is it pretty much if you are in the industry you kind of know how these things work and how to sell them?

Timothy T. Tevens: Yes. For us, it depends on the individual part of the world. I think for our team in Latin America and Asia Pacific, it was going to be easier than our team in Europe. But, they all know how to sell powered hoists, so this is not a far stretch. This is an adjacent product that we would expect they could be trained up to do that.

And of course, I think we would add Magnetek folks and capabilities in these regions as well, because the footprints there, we already have a wonderful presence in Germany and France and the UK and other offices in South Africa, and it may make sense to add Magnetek people into those locations.

Michael D. Shilsky: Great. And then just maybe finally, can you give me a sense, maybe once all is said and done here, does having Magnetek in your portfolio, does it give you access to technologies that potentially other folks can’t have, things that you’ll have patented in the future? Can you offer something a little bit differentiated to the market that you currently can’t offer today?

Timothy T. Tevens: Yes. We don’t offer a lot of these systems today. We don’t have the electronic capability. Some of our competitors do today. They do it – maybe not as – in the way that we’re thinking about going to market in the future, some of them have this capability for controls and drives and control of cranes. And they do sell that today. But we think that we can take this a step further and develop some key systems to help drive some needs in key vertical markets like, for example, the entertainment market or the automotive market where there are some very unique needs.

Michael D. Shilsky: Okay, great. Thanks. I will pass it along.

Timothy T. Tevens: Thank you.

Operator: Thank you. [Operator Instructions] Our next question today is coming from Gary Farber from C.L. King. Please proceed with your question.

Gary A. Farber; Analyst, C.L. King & Associates, Inc.: Can you discuss who the competitors are to Magnetek in the space? And you mentioned that customers sort of specify in your product, can you also discuss if customers typically sort of multisource the product?

Peter M. McCormick: You want me to take that one, Tim?

Timothy T. Tevens: Please.

Peter M. McCormick: Okay. So, hi, Gary. When we talk about the competitors, I have to first start with that the competitors vary depending on what part of the solution we’re talking about. Meaning, we consider ourselves a solution provider, not necessarily a component provider, but when people talk competitors, they want to compare, who that would be.

When we talk drives, there are some competitors that would be different than if we talk radio control versus braking systems versus electrification. So, the competitors are different depending on the different products that make up this solution. We have a very strong position when it comes to drives; we’re clearly the market share leader there. There are some small competitors that we see in that market, but Magnetek has the strong position in that. And as a matter of fact, Magnetek was instrumental in introducing the drive technology into the crane industry. So, we’ve been doing that a long time. So, we could, maybe outside this call, talk about the different competitors. We don’t normally just mention those by name on the call here, but they vary based on the different product offerings.

Gary A. Farber: Okay. How fragmented would you describe the markets, though, as far as market share? You’re the industry leader, but does that mean you have more than 50% market share?

Peter M. McCormick: When it comes to the drive technology, yes. And when you talk about radio control, we’re a market share leader, but maybe not to that level. So it becomes more fragmented depending on the different products. So, it would vary depending on whether we’re talking radio controls, braking systems, electrification, et cetera. Like with electrification, we have a much smaller position there, but it’s part of the overall bundle, so to speak. We’re unique in that we’re the only company that really provides the complete bundling solution.

To answer the second half of your question, which was the end-user’s specification. For all the markets that we sell into, we sell to the OEMs. So, in the crane industry, we sell to the crane OEMs. For the elevator industry, we sell into the elevator OEMs like Otis, Schindler, Thyssen and KONE, and then there are also independent car control companies we sell to.

And it’s the same with mining; we sell to the OEMs, Joy Global being our largest customer there. But our sales channel spends a great deal of time with the end-users, at the steel mills, the automotive companies, at the end markets, and that’s how we gain end-user specification to where they specify Magnetek. That really drives a lot of how we drive that even through our competition to where a competitive crane company will utilize our equipment because the end-user specifies us. That’s been very effective for us.

Gary A. Farber: Great. That’s very helpful. But I guess I’m just sort of wondering, even Columbus McKinnon today sort of multi – the customers sort of multi – have two or three suppliers typically or just sort of one?

Timothy T. Tevens: Well, let me take that one, Pete, because I can talk to this as a customer in this regard. The reality is, at least on the drive side, Magnetek is by far and away the leader in the industry. There are other players in it but they are much smaller and have much less capability. And we also find, as Pete said, that the end users that we’re selling to from our crane company specify Magnetek. So, for us, it’s a buy, we put it in our hoist and we deliver the product to the end user directly and install it and it works, obviously.

Gary A. Farber: Right, right. Okay. That’s very helpful. Thanks.

Timothy T. Tevens: I just wanted to be clear on the last point too. Right now, Magnetek’s focus is clearly cranes and crane systems. And our thinking is that we would broaden it into hoists as well. Sometimes a replacement hoist needs to be driven and controlled, and this is an area that’s going to be new for both of us. We’re going to have to spend some quality time together and develop the right products to make that work in the various industries that we market to. Thank you.

Operator: Thank you. We’ve reached the end of our question-and-answer session. I’d like to turn the floor back over to Mr. Tevens for any closing or further comments.

Timothy T. Tevens: So, once again, thanks very much for calling in this morning. We’re very excited about the combination of the two companies. We think that it’s going to be a win-win-win for us, Magnetek and, of course, our shareholders. Equally as important is our customer base, which I think will recognize some improvements going forward, as well as all of our associates around the world. And once again, thanks to everyone in the combined companies for all the great work they do to service those customers. Thanks. Have a great day.

Thank you. That concludes today’s teleconference. You may disconnect your lines at this time and have a wonderful day. We thank you for your participation today.